December 3, 2024

Edward Wang
Chief Executive Officer
Lake Superior Acquisition Corp
521 Fifth Avenue 17th Floor
New York, NY 10175

       Re: Lake Superior Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted November 8, 2024
           CIK No. 0002043508
Dear Edward Wang:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 8, 2024 Summary, page 1

1. We note disclosure that you may need to seek additional financing, for instance on pages 54 and 56. Please revise your summary to provide the information required by
       Item 1602(b)(5) of Regulation S-K. Discuss the material terms of any additional financing agreements you have entered into and/or any plans to seek additional financing, including assumptions and highlighting lack of certainty regarding prospective financing as appropriate. Clearly disclose how the terms of additional financings may impact unaffiliated security holders.
 December 3, 2024
Page 2
2. We note disclosure that you are not prohibited from pursuing an initial business combination with a company affiliated with your sponsor, directors, or officers, including a joint venture or other form of shared ownership therewith. Please revise to additionally disclose whether you would obtain a third-party opinion as to the fairness of the transaction. Ensure consistency with related risk factor disclosure appearing on page 70.
3. Please balance your prospectus summary by including disclosure regarding the competition among SPACs in pursuing business combinations and the potential impact on attractiveness of acquisition terms, analogous to risk factor disclosure on page 43.
Conflicts of Interest, page 32

4. When discussing the conflicts of interest of the sponsor and management team from owning securities in the company, please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.
5. Please provide the basis for your statement on page 32 that you do not believe that the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to identify and pursue business combination opportunities.
Risk Factors, page 36

6. We note references throughout this section to the risk that your warrants will expire worthless. Please revise to additionally assess the risks associated with the rights included in your units.
7. We note disclosure on page 71 that certain members of your management team and board of directors have been involved in litigation, investigations, or proceedings related to the business affairs of other companies. Please revise to discuss
       the nature and the legal claims upon which such litigation, investigations, or proceedings are based, and to evaluate the material related risks to you and your investors.
Proposed Business, page 98

8. We note your disclosure regarding special purpose acquisition company business combinations in which your management team has previously participated. For each
       SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combinations. For those SPACs that have completed a de-
       SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of
       Regulation S-K.
 December 3, 2024
Page 3
Market Opportunity, page 102

9. We note your use of market and industry data in this section. Please update your citations to include the names and dates of the third party studies or reports. To the extent that you commissioned any of the third-party data that you cite, also file as an exhibit the consent of such third party in accordance with Rule 436. Management, page 129

10. Please include the information required by Item 401 of Regulation S-K. Legal Matters, page 191

11. Please revise to identify counsel that will opine as to the rights being offered.
General

12. We note disclosure indicating that rights will trade on Nasdaq following the separation of units, but also disclosure that solely refers to trading in, and provides symbols for, shares and warrants. Please revise disclosure throughout your prospectus as appropriate for consistency regarding whether rights will trade on Nasdaq, including whether holders will need to own at least 20 units to be entitled to trade one right upon separation.
13. Please revise your prospectus cover to disclose the information required by Item
      1602(a)(3) of Regulation S-K. Revise disclosure within your prospectus pursuant to
      Item 1603(a)(b) as appropriate to describe the terms of any arrangements or agreements related to repayment of loans (including any promissory note), payment for administrative services, reimbursement of expenses, and any other potential sources of compensation to the sponsor, its affiliates, or promoters. In this regard, we note disclosure regarding potential insider payments on page 31, as well as disclosure within your related party transactions section. Ensure that summary disclosure pursuant to Item 1602(b)(6) includes all such sources of compensation.
14. We note disclosure that deferred underwriting commissions will be reduced based on amounts remaining in the trust account following redemptions in connection with the consummation of your initial business combination. Please revise to clarify whether underwriting commissions will be reduced following redemptions in connection with any extension of your business combination deadline.
15. Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may
      economically bear the impact of the excise tax.
16. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.
      Revise your existing risk factor disclosure relating to CFIUS on page 42 to additionally address how this fact could impact your ability to complete your initial business combination.
 December 3, 2024
Page 4
17. Disclosure on page 40 indicates that you have identified a material weakness and have ineffective internal control over financial reporting, while disclosure on page 95 indicates that you have not completed an assessment of internal controls. Please revise to reconcile this apparent inconsistency.

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing